GLOBAL corporate compliance

October 11, 2006

06017948

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 23 2006
WASH, D.C.
186

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated September 13, 2006
2. News Release dated October 5, 2006

Yours truly,

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

10/31

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

SEC MAIL PROCESSING RECEIVED OCT 2 3 20 WASH. D.C. 186

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. LAUNCHES GOLD VEIN TRENCHING PROGRAM IN MINE CENTRE, ONTARIO

SEC 12g 3-2(b) Exemption # 82-4931

September 13, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), announced that it has received final DIGHEM Airborne survey data covering its 26,840 acres of mining claims and leases in the historic Gold Mining Camp of Mine Centre, Ontario. The electromagnetic (EM) and magnetic data, which contains a number of anomalies which are potential prospects, are being interpreted by the Corporation in conjunction with a geophysical consulting firm. Drilling targets thus determined will be drilled in the second phase of Q-Gold's current exploratory drilling program at Mine Centre, which is fully funded and expected to commence in November.

In the interim, while drilling targets are being selected, Q-Gold has launched an extensive trenching and sampling program on its wholly-owned Foley and Golden Star Vein Complexes. The current program will trench and sample a minimum of 1,100 meters in four of the major surface veins in the Foley Complex (West, Vowel, Sulfide and Jumbo) and a fifth un-named cross-cutting vein. An additional 800 meters on three virtually unexplored veins in the Foley Complex will be also trenched and sampled to attempt to further enlarge the scope of the vein complex.

The trenching program will also include 550 meters of heretofore unexplored veins in the Golden Star Mine Complex, where 10,758 ounces of gold were produced from one vein in the 1890s. Thus, gold-bearing veins with an additional total strike length of almost 2,500 meters will be trenched and assayed this Fall at Mine Centre.

A similar trenching program on veins in the Foley Complex in 2005 (reported on November 22) yielded weighted average values of 4.8 grams/ tonne (g/t) of gold and 15.6 g/t of silver over a strike length of 213 meters from 16 trenches from the Jumbo Vein alone. Weighted average assay values for five other gold-bearing surface veins at the Foley tested over a strike length of 787 meters ranged from 1.0 to 6.2 g/t gold.

Over 100 quartz veins on Q-Gold's holdings at Mine Centre have recorded gold values. The Corporation's Foley and Golden Star Mines produced a total of 16,000+ ounces of gold principally in the 1890s, prior to a fire that destroyed surface facilities at both mines in 1901.

Q-Gold's President and CEO, J. Bruce Carruthers II, declared, "While the Company and its consultants are preparing and reviewing technical data to delineate additional drill targets for the next phase of diamond drilling, we are encouraged that the upcoming trenching and sampling

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

program of the surface gold-bearing quartz vein system at Mine Centre will provide us with a significant amount of near-term assay information at minimal cost. This will help us extend the already sizeable known area of the gold vein complex, which appears to be highly interconnected the more we explore it."

As reported on August 18, 2006, the Corporation has commissioned consulting firm Northwest Mineral Development Services of Kenora, Ontario to prepare a pre-feasibility study on the advisability of de-watering and re-opening the Foley Mine to underground exploration. The mine incurred extensive underground development in the 1920s, but no mining of ore, as the project ran out of funds during the Great Depression before an on-site mill could be completed. Historical reports of "reserves" contained in the Foley Mine have not been confirmed and are subject to further exploration through drilling and underground sampling, as they are not compliant with NI 43-101 requirements.

The Corporation also announced that it has engaged geographic information systems (GIS) consultants Zone 14 GeoInfo Solutions Inc. ("Zone 14") of Winnipeg to digitize Q-Gold's large volume of historic and current technical data covering the Mine Centre Gold Camp into a modern GIS database. Q-Gold's GIS system will also be managed by Zone 14, which provides similar services for a number of Canadian mining companies.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD RESOURCES LTD. UPDATES GOLD VEIN TRENCHING PROGRAM IN MINE CENTRE, ONTARIO

SEC 12g 3-2(b) Exemption # 82-4931

October 5, 2006

Q-Gold Resource (TSXV: QAU; Frankfurt: QX9) announced today it has completed over 1,500 metres of a projected 2,500 metre stripping program of surface quartz veins in the Foley Gold Mine Complex on Q-Gold's 26,840 acres of mining claims and Crown Leases at Mine Centre, Ontario.

The program has revealed the following additional strike lengths to the prospective gold-bearing surface veins at Mine Centre:

Vein Name	Additional Strike Length (metres)
Beaver Dam	250
Jumbo	95
North Sulfide	244
Nugget	90
Road	100
Tourmaline	100
West	416
West "Splay"	74
Zinc	148
TOTAL	**1,567**

As shown above, the West Vein and its accompanying splay were exposed for a total of 490 metres.

A 2005 trenching program on the Jumbo Vein, a large but un-mined vein in the Foley Mine, revealed 213 metres of strike length. When added to the results from the current program, the known strike length of the Jumbo Vein now totals 308 metres. Similarly, the North Sulfide Vein has been extended from a total strike length of 168 metres in 2005 to 412 metres today.

Nine additional veins, including several in the Golden Star Mine Complex, where 10,000+ ounces of gold were produced in the 1890s (as reported in the Company's NI 43-101 Technical Report), remain to be stripped in the current program.

President and CEO Bruce Carruthers reported, "As a result of this program, the large veins, extensive 'splays' and cross-cutting smaller veins that have been uncovered indicate that the quartz vein complex accompanying the historic Foley Mine is much larger than we previously thought and has a high degree of interconnectivity of the principal gold-bearing veins".

Follow-up trenching and sampling of the exposed veins has already begun, with a series of assay results anticipated over the next 2-6 weeks. As reported in the NI 43-101 report, over 100 veins on Q-Gold's Mine Centre holdings have previously encountered gold values.

In connection with DIGHEM geophysical survey data recently received from Fugro Airborne covering Q-Gold's entire holdings at Mine Centre, the Company has retained Condor Consultants Inc. ("Condor") of Lakeview, Colorado. Condor, recognized experts in the field of airborne electromagnetics, will perform a detailed interpretation of the Fugro survey results. Their final report regarding the significance of the survey is pending. Upon receipt of this report, gold prospects for Q-Gold's fall diamond drilling program at Mine Centre will be selected.

As part of the pre-feasibility study being conducted by Northwestern Mineral Development Services on the dewatering and re-entering of the Foley Mine to conduct underground Advanced Exploration, Q-Gold has engaged RW Environmental Services ("RWES") of Red Lake, Ontario. RWES will conduct mine water tests and investigate drainage patterns, obtaining the necessary permits prior to the Company's dewatering of the mine.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.